Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

January 31, 2008

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2007 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting fourth quarter and fiscal year 2007 results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the fourth quarter of 2007, we experienced continued strong momentum in our business and achieved record quarterly revenue and earnings, in spite of a challenging component supply environment” said Jason Cohenour, President and Chief Executive Officer.  “Our fourth quarter revenue was up 22% from the third quarter and up 98% on a year over year basis.  Our strong sequential growth was driven primarily by the launch and early shipments of our new HSUPA AirCard products to customers around the world.  Our momentum with these new products helped lead the way to record revenue in each of our three main business regions:  The Americas, Asia and Europe.

Overall, 2007 was a year of continued strong revenue growth and improving profitability for the company.  In 2007, we grew revenue by 99% to a record $439.9 million and grew our earnings from operations by almost seven fold compared to 2006.  While driving significantly improved operating results, we also diversified our business with the acquisition of AirLink and bolstered our strategic transaction capacity with a new equity issue.

As we look forward to 2008, we are encouraged by the continued strong growth in our market segments, our proven ability to execute in a competitive environment and the strategic opportunities that lay ahead.  Our expectations for 2008 are for continued revenue growth, improving profitability and further business diversification.”

Q4 2007 Financial Results

Our revenue for the fourth quarter of 2007 amounted to a record $135.6 million, gross margin was $37.8 million, or 27.9% of revenue, operating expenses were $24.5 million and net earnings were $11.5 million, or diluted earnings per share of $0.37.  We generated $17.7 million of cash from operations during the fourth quarter and our balance sheet remains strong, with $196.4 million of cash and short and long-term investments.

Results for the fourth quarter of 2007, relative to guidance provided on October 25, 2007 are as follows:

Fourth quarter revenue for 2007 of $135.6 million was better than our guidance of $125.0 million. Our earnings from operations were $13.3 million, better than our guidance of $12.8 million.  Our net earnings of $11.5 million, or diluted earnings per share of $0.37, were also better than our guidance of net earnings of $11.1 million, or diluted earnings per share of $0.35.

Results for the fourth quarter of 2007, compared to the fourth quarter of 2006 are as follows:

Fourth quarter revenue increased by 98% to $135.6 million in 2007 from $68.3 million for the same period in 2006. Gross margin for the fourth quarter of 2007 was 27.9% of revenue, compared to 26.0% for the same period in 2006. Operating expenses were $24.5 million in the fourth quarter of 2007, compared to $16.4 million in the same period of 2006. Net earnings for the fourth quarter of 2007 were $11.5 million, or diluted earnings per share of $0.37, compared to net earnings of $2.4 million, or diluted earnings per share of $0.09, in the same period of 2006.

Products acquired from the AirLink acquisition contributed revenue of $9.5 million at a gross margin of 50.1% in the fourth quarter of 2007.

Included in our results are stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q4 2007	Q4 2006
Earnings from operations — GAAP	$13.3	$1.4
Stock-based compensation	1.6	0.9
Acquisition related amortization	0.8	0.3
Earnings from operations — Non-GAAP	$15.7	$2.6

Net income — GAAP	$11.5	$2.4
Net income — Non-GAAP	13.3	3.4

Diluted earnings per share — GAAP	$0.37	$0.09
Diluted earnings per share — Non-GAAP	0.42	0.13

Results for the fourth quarter of 2007, compared to the third quarter of 2007 are as follows:

Revenue for the fourth quarter of 2007 increased by 22% to $135.6 million, compared to $111.5 million in the third quarter of 2007. Gross margin was 27.9% of revenue in the fourth quarter of 2007, compared to 29.7% in the third quarter of 2007. Operating expenses were $24.5 million in the fourth quarter of 2007, compared to $21.4 million in the third quarter of 2007. Net earnings for the fourth quarter of 2007 were $11.5 million, or diluted earnings per share of $0.37, compared to net earnings of $9.0 million, or diluted earnings per share of $0.33, in the third quarter of 2007.

Results for the fiscal year 2007, compared to the fiscal year 2006 are as follows:

Revenue for the year ended December 31, 2007 increased by 99% to $439.9 million, compared to $221.3 million in 2006. Gross margin was 28.0% of revenue in 2007, compared to 31.3% in 2006. Operating expenses were $84.6 million, or 19.2% of revenue, in 2007, compared to $63.6 million, or 28.7% of revenue, in 2006. Net earnings in 2007 were $32.5 million, or diluted earnings per share of $1.16, compared to net earnings of $9.8 million, or diluted earnings per share of $0.38 in 2006.

Fourth Quarter Highlights Included:

•                  AT&T Inc. launched two of our new HSUPA (High Speed Uplink Packet Access) AirCard products — the AirCard 881 LaptopConnect card and the USBConnect 881.

•                  @Road, a Trimble Company and provider of end-to-end solutions for Mobile Resource Management (MRM), selected our MC8775 embedded module for integration into @Road’s HSDPA solutions for MRM.

•                  We introduced our Apex™ 880 USB modem for HSUPA networks.  The Apex 880 is smaller than previous models and features a new, innovative design and features.  We expect the Apex 880 USB modem to be available for shipping in the first quarter of 2008.

•                  We announced the commercial availability of our AirCard 597E ExpressCard for EVDO Rev A from TELUS.

•                  Together with Bouygues Telecom, we launched our AirCard 880E ExpressCard on Bouygues’ newly announced high-speed 3G+ network in France.

•                  We introduced the AirLink™ Raven XT, the newest addition to our line of Mobile and M2M devices. Commercial shipments for North American CDMA and GSM networks are expected to begin in the first quarter of 2008.

•                  We closed our previously announced bought deal common share offering of 3,800,000 common shares at a price of US$22.40 per share.  Gross proceeds of this offering were US$85.1 million.  We will use the net proceeds from the offering for general corporate purposes, working capital and potential future acquisitions.

Financial Guidance

The following guidance for the first quarter of 2008 reflects our current business indicators and expectations.

Our revenue expectations for the first quarter of 2008 reflect strong demand and good revenue visibility, constrained by expected continuing supply shortages on key components.

For the first quarter of 2008, we expect our gross margin percentage to be stable compared to the fourth quarter of 2007.  As a result of our anticipated new product launch activity in the first half of 2008, as well as increased sales and marketing expense, we expect our 2008 first quarter operating expenses to increase relative to the fourth quarter of 2007.

Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q1 2008 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Non- GAAP
Revenue	$136 million			$136 million
Earnings from operations	$11.3 million	$1.6 million	$0.9 million	$13.8 million
Net earnings	$9.4 million	$1.1 million	$0.6 million	$11.1 million
Diluted earnings per share	$0.30/share			$0.35/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007 and the acquisition of AirPrime, Inc. in 2003.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, January 31, 2008 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7571   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2101000

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21254290#

Webcast (available for 90 days)

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1973620

No Passcode is required.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the first quarter of 2008, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless modems and software connect people all over the world with mobile broadband networks that keep them in touch, informed and productive from wherever they need to be. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, machine-to-machine, and specialized vertical industry markets and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. Sierra Wireless is headquartered in Richmond, British Columbia, Canada with additional offices in Carlsbad and Hayward, California; London; and Hong Kong. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

 SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Revenue	$135,581	$68,303	$439,903	$221,285
Cost of goods sold	97,821	50,524	316,761	152,108
Gross margin	37,760	17,779	123,142	69,177

Expenses
Sales and marketing	7,237	3,418	22,220	13,714
Research and development	11,865	8,824	43,048	34,087
Administration	4,281	3,404	15,378	12,879
Amortization	1,092	705	3,920	2,909
	24,475	16,351	84,566	63,589
Earnings from operations	13,285	1,428	38,576	5,588

Other income	2,045	1,627	4,795	5,254
Earnings before income taxes	15,330	3,055	43,371	10,842
Income tax expense	3,833	684	10,912	1,046
Net earnings	11,497	2,371	32,459	9,796
Deficit, beginning of period	(52,099)	(75,432)	(73,061)	(82,857)
Deficit, end of period	$(40,602)	$(73,061)	$(40,602)	$(73,061)

Earnings per share for the period:
Basic	$0.37	$0.09	$1.17	$0.38
Diluted	$0.37	$0.09	$1.16	$0.38

Weighted average number of shares (in thousands)
Basic	31,217	25,681	27,696	25,609
Diluted	31,389	25,856	27,956	25,857

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

December 31,	2007	2006
Assets
Current assets:
Cash and cash equivalents	$83,624	$46,438
Short-term investments	92,980	40,554
Accounts receivable, net of allowance for doubtful accounts of $1,939 (2006 — $1,867)	83,015	57,441
Inventories	24,989	18,889
Deferred income taxes	3,556	118
Prepaid expenses	9,229	6,032
	297,393	169,472

Long-term investments	19,757	—
Fixed assets	15,274	13,400
Intangible assets	17,418	9,892
Goodwill	32,541	18,409
Deferred income taxes	1,156	—
Other	1,482	435
	$385,021	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$31,163	$16,608
Accrued liabilities	53,691	39,543
Deferred revenue and credits	534	633
Current portion of long-term liabilities	277	847
	85,665	57,631

Long-term liabilities	581	1,145
Deferred income taxes	3,451	—

Shareholders’ equity:
Share capital	328,323	221,861
Additional paid-in capital	6,374	3,240
Warrants	1,538	1,538
Deficit	(40,602)	(73,061)
Accumulated other comprehensive loss	(309)	(746)
	295,324	152,832
	$385,021	$211,608

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Cash flows from operating activities:
Net earnings for the period	$11,497	$2,371	$32,459	$9,796
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Amortization	3,346	2,658	13,791	9,665
Stock-based compensation	1,568	952	5,182	3,796
Tax benefit related to stock option deduction	657	(114)	1,292	—
Utilization of pre-acquisition tax losses	—	818	802	818
Deferred income taxes	(236)	(118)	178	(118)
Loss (gain) on disposal	7	(49)	(13)	(35)

Changes in operating assets and liabilities
Accounts receivable	(11,748)	(18,980)	(21,067)	(38,196)
Inventories	3,413	9,119	(2,493)	(15,573)
Prepaid expenses and other assets	(7,853)	(4,684)	(4,212)	(2,007)
Accounts payable	4,710	(5,180)	11,347	12,637
Accrued liabilities	12,524	7,249	11,816	10,899
Deferred revenue and credits	(220)	41	(244)	211
Net cash provided by (used in) operating activities	17,665	(5,917)	48,838	(8,107)

Cash flows from investing activities:
Business acquisition	64	—	(12,093)	—
Proceeds on disposal	31	64	52	92
Purchase of fixed assets	(3,494)	(1,520)	(10,286)	(9,102)
Increase in intangible assets	(546)	(343)	(1,307)	(1,646)
Purchase of long-term investments	(23,743)	—	(28,053)	—
Purchase of short-term investments	(70,546)	(17,898)	(171,182)	(71,943)
Proceeds on maturity of short-term investments	26,030	22,749	126,826	72,318
Net cash provided by (used in) investing activities	(72,204)	3,052	(96,043)	(10,281)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	82,232	179	85,525	1,351
Decrease in long-term liabilities	(653)	(319)	(1,134)	(1,136)
Net cash provided by (used in) financing activities	81,579	(140)	84,391	215

Net increase (decrease) in cash and cash equivalents	27,040	(3,005)	37,186	(18,173)
Cash and cash equivalents, beginning of period	56,584	49,443	46,438	64,611
Cash and cash equivalents, end of period	$83,624	$46,438	$83,624	$46,438